
07002769

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-34174

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/06** (MM/DD/YY) AND ENDING **12/31/06** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER

OMNI BROKERAGE, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10542 SOUTH JORDAN GATEWAY, SUITE 330
(No. and Street)

SOUTH JORDAN	**UTAH**	**84095**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GARY BEYNON **(801) 553-1031**
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

HANSEN, BARNETT & MAXWELL
(Name – if individual state ias: first, middle name)

5 TRIAD CENTER, SUITE 750	**SALT LAKE CITY**	**UTAH**	**84180-1128**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.



PROCESSED
MAR 07 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, **GARY BEYNON**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **OMNI BROKERAGE, INC.**, as of **DECEMBER 31, 2006**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



DALYN CASTO
Notary Public
State of Utah
My Comm. Expires Jan 15, 2011
150 W Civic Center
UT 84070

Notary Public

Signature

President & CEO

Title

This report** contains (check all applicable boxes):

[X] (a) Facing page.
[X] (b) Statement of Financial Condition.
[X] (c) Statement of Income (Loss).
[X] (d) Statement of Cash Flows.
[X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[1] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[X] (g) Computation of Net Capital.
[2] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[2] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[X] (j) A reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[3] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X] (l) An Oath or Affirmation.
[2] (m) A copy of the SIPC Supplemental Report.
[X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

1. Company has no liabilities that are subordinated to claims of creditors.

2. Company exempt under 15c301(2).

3. Company is not a consolidated entity.

HANSEN, BARNETT & MAXWELL, P.C.
A Professional Corporation
CERTIFIED PUBLIC ACCOUNTANTS
5 Triad Center, Suite 750
Salt Lake City, UT 84180-1128
Phone: (801) 532-2200
Fax: (801) 532-7944
www.hbmcpas.com

Registered with the Public Company Accounting Oversight Board


an independent member of
BAKER TILLY
INTERNATIONAL

INDEPENDENT AUDITORS' REPORT

Member and Board of Directors
OMNI Brokerage, Inc.
South Jordan, Utah

We have audited the accompanying statements of financial condition of OMNI Brokerage, Inc. as of December 31, 2006 and 2005, and the related statements of operations, stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of OMNI Brokerage, Inc. as of December 31, 2006 and 2005, and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the computation and reconciliation of net capital is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hansen, Barnett & Maxwell, P.C.

HANSEN, BARNETT & MAXWELL, P.C.

Salt Lake City, Utah
February 22, 2007

OMNI BROKERAGE, INC.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2006 AND 2005

	2006	2005
ASSETS		
Current Assets		
Cash and cash equivalents	$ 3,895,156	$ 2,727,969
Accounts receivable, net of allowance for doubtful accounts of $39,853 and $30,000, respectively	209,943	47,907
Receivables from affiliates	64,008	1,007
Commissions receivable	301,394	1,181,533
Other receivables	115,572	135,166
Prepaid expense	5,440	2,866
Other assets	7,803	3,874
Total Current Assets	4,599,316	4,100,322
Office equipment	302,708	112,826
Accumulated depreciation	(67,836)	(30,896)
Total Office Equipment	234,872	81,930
Total Assets	$ 4,834,188	$ 4,182,252
LIABILITIES AND STOCKHOLDER'S EQUITY		
Current Liabilities		
Accounts payable	$ 570,983	$ 52,121
Payables to affiliates	-	476
Commissions payable	1,441,140	1,200,770
Accrued payroll and related expenses	902,848	1,826,656
Accrued expenses and other liabilities	350,352	157,529
Income taxes payable	68,575	46,019
Total Current Liabilities	3,333,898	3,283,571
Deferred Tax Liability	40,040	16,898
Stockholder's Equity		
Common stock - 50,000 shares authorized; 27,000 shares issued and outstanding; $0.50 stated value	13,500	13,500
Additional paid-in capital	65,429	65,429
Retained earnings	1,381,321	802,854
Total Stockholder's Equity	1,460,250	881,783
Total Liabilities and Stockholder's Equity	$ 4,834,188	$ 4,182,252

The accompanying notes are an integral part of these financial statements.

OMNI BROKERAGE, INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
Revenues		
Commissions	$ 28,794,813	$ 25,402,386
Underwriting and selling groups	26,112,184	17,816,355
Other	4,035,561	3,205,466
Interest income	18,439	301
Total Revenues	58,960,997	46,424,508
Expenses		
Commissions	47,751,159	37,157,285
Compensation and related benefits	8,384,872	7,778,866
Office overhead and operating	898,817	545,080
Professional fees	460,007	121,929
Training	110,260	48,386
Brokerage fees	89,066	44,665
Depreciation	48,507	18,471
Other	289,324	13,714
Total Expenses	58,032,012	45,728,396
Income Before Income Tax	928,985	696,112
Provision For Income Tax	350,518	261,573
Net Income	$ 578,467	$ 434,539

The accompanying notes are an integral part of these financial statements.

OMNI BROKERAGE, INC.
STATEMENTS OF STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2006

	Common		Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
	Shares	Amount			
Balance at December 31, 2004	27,000	$ 13,500	$ 65,429	$ 368,315	$ 447,244
Net Income	-	-	-	434,539	434,539
Balance at December 31, 2005	27,000	13,500	65,429	802,854	881,783
Net Income	-	-	-	578,467	578,467
Balance at December 31, 2006	27,000	$ 13,500	$ 65,429	$1,381,321	$ 1,460,250

The accompanying notes are an integral part of these financial statements.

OMNI BROKERAGE, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
Cash Flows From Operating Activities		
Net income	$ 578,467	$ 434,539
Adjustments to reconcile net income		
to cash flows from operating activities:		
Depreciation expense	48,507	18,471
Loss on sale/disposal of assets	3,425	-
Changes in certain operating assets and liabilities:		
Accounts receivable	(162,036)	1,557
Receivables from affiliates	(63,001)	8,716
Commissions receivable	880,139	(794,493)
Accounts payable	518,862	(13,807)
Payables to affiliates	(476)	476
Commissions payable	240,370	267,976
Accrued payroll and related expenses	(923,808)	294,206
Other operating assets/liabilities	251,612	(215,671)
Net Cash Provided From Operating Activities	1,372,061	1,970
Cash Flows From Investing Activities		
Purchase of office equipment	(205,074)	(59,162)
Proceeds from sale of office equipment	200	-
Net Cash Used In Investing Activities	(204,874)	(59,162)
Cash Flows From Financing Activities	-	-
Net Change in Cash	1,167,187	(57,192)
Cash At Beginning of Year	2,727,969	2,785,161
Cash At End of Year	$ 3,895,156	$ 2,727,969
Supplemental Cash Flows Information		
Income taxes paid	$ 258,623	$ 419,251

The accompanying notes are an integral part of these financial statements.

OMNI BROKERAGE, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005

Note 1 – Organization and Description of Business

OMNI Brokerage, Inc. ("Company"), a Utah corporation, is organized and registered to engage in the securities business as a broker-dealer in all 50 states and the District of Columbia under the Securities Exchange Act of 1933, as amended. The Company is a member of the National Association of Securities Dealers, Inc., the Securities Investor Protection Corporation, and is registered with the United States Securities & Exchange Commission.

The Company is primarily engaged in the private placement of real estate securities and secondarily provides underwriting services related to the private placement of real estate securities.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation and Use of Estimates

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates.

Recognition of Revenues and Expenses

Revenues and expenses from all securities transactions are recorded on the close or settle date of the underlying real estate or asset. The Company does not participate in any proprietary securities transactions.

Cash and Cash Equivalents

Cash consists of bank deposits. The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. At December 31, 2006 and 2005, the Company had cash and cash equivalents of $3,784,489 and $2,617,751, respectively, in excess of FDIC limits.

Commissions Receivable

Commissions receivable are amounts due for fees earned from the sale of securities. The entire amount of commissions and related income is recognized on the close or settle date of the underlying real estate or asset.

Accounts Receivable

Accounts receivable are amounts due for expenses paid by the Company on behalf of other parties. The Company regularly reviews its accounts receivable and makes provisions for potentially

uncollectible balances. At December 31, 2006 and 2005, management recorded a provision against accounts receivable totaling $39,853 and $30,000, respectively, due to the aging status and of certain receivables.

Office Equipment

Office equipment is carried at cost. Costs of additions and major renewals and betterments are capitalized, while maintenance, repairs and minor renewals are expensed as incurred. The cost and accumulated depreciation of office equipment sold, or otherwise disposed of, are relieved from the accounts and any gains or losses are included in income.

Depreciation is computed using the straight line method over the estimated useful lives of equipment, which range between three and seven years. Depreciation expense for the years ended December 31, 2006 and 2005 was $48,507 and $18,471, respectively.

Income Taxes

The Company recognizes an asset or liability for the deferred tax consequences of all temporary differences between the tax bases of assets or liabilities and their reported amounts in the financial statements that will result in taxable or deductible amounts in future years when the reported amounts of the assets or liabilities are recovered or settled. These deferred tax assets or liabilities are measured using the enacted tax rates that will be in effect when the differences are expected to reverse. Deferred tax assets are reviewed periodically for recoverability and valuation allowances are provided, as necessary.

Financial Instruments

Financial instruments include accounts receivable and accounts payable. Management estimates that the carrying amount of these financial instruments represents their fair values, which were determined by their near term nature or by comparable financial instruments' market value.

Reclassifications

Certain reclassifications were made to the prior-year financial statements to conform to the 2006 presentation. The cash in the Central Registration Depository account was reclassified from Cash and cash equivalents to other assets. Certain revenue amounts were reclassified from Commissions revenue and from Other revenue to Underwriting and Selling Groups revenue. Certain Office overhead expenses were reclassified to Training, Professional fees, and other expenses. Dues and subscription expenses were included in Office overhead and operating expenses. Salaries expense was included in Compensation and related benefits.

Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 will be applied prospectively and is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. SFAS 157 is not expected to have a material impact on the Company's financial statements.

Broker/dealers must file a Financial and Operational Combined Uniform Single (FOCUS) report with the SEC. Since SFAS No. 125 *Accounting for Transfers and Servicing of Financial Assets and*

Extinguishments of Liabilities issued in 1997, no new accounting pronouncements have been issued that would affect the filing.

Note 3 – Income Taxes

The significant components of the Company's deferred income tax liabilities and assets as of December 31, 2006 and 2005 are as follows:

	2006	2005
Deferred Income Tax Assets:		
Capital loss carryforward	$ 1,231	$ 1,231
Telephone Excise Tax Refund	720	
Allowance for bad debt	14,865	11,190
Valuation allowance	-	-
Deferred Income Tax Liability—Depreciation and amortization	(56,856)	(29,319)
Net Deferred Income Tax Liability	$ (40,040)	$ (16,898)

	Federal	State	Total
Current tax before benefit from operating loss carryforward	$ 285,313	$ 44,166	$ 329,479
Deferred tax	18,219	2,821	21,039
Total	$ 303,531	$ 46,987	$ 350,518

The amount of, and ultimate realization of, the deferred income tax assets are dependent, in part, upon the tax laws in effect, the Company's future earnings, and other future events, the effects of which cannot be determined.

The following is a reconciliation of the amount of tax benefit that would result from applying the federal statutory rate to pretax loss with the benefit from income taxes:

	December 31,	
	2006	2005
Provision at statutory rate (34%)	$ 315,855	$ 236,678
Other nondeductible expenses and adjustments	4,006	1,923
State tax benefit, net of federal benefit	30,657	22,972
Net Provision for Income Taxes	$ 350,518	$ 261,573

For federal income tax purposes, the Company had no operating loss carry forwards as of December 31, 2006.

Note 4 – Affiliate Transactions

At December 31, 2006 and 2005, the amounts reflected as "receivables from affiliates" and "payables to affiliates" represent reimbursable expenses due from and to parties under common control or ownership. The Company has a receivable from a broker-dealer of which one of the officers is also an officer of the Company.

The Company historically leased office space and paid certain overhead expenses to an affiliate through common ownership. This arrangement ended during 2006. Overhead expenses paid to the affiliate were immaterial. Lease expense paid to the affiliate was $39,128 and $62,863 for the years ended December 31, 2006 and 2005, respectively.

Note 5 – Lease Commitments

The Company leases two office spaces under operating leases that both expire in 2008. The Company is only responsible for its minimum lease payment. Future non-cancelable minimum lease payments under these operating leases as of December 31, 2006 are approximately as follows:

	2007	2008	2009	2010	2011	Thereafter
South Jordan Office	96,515	90,863	-	-	-	-
Sandy Office	60,011	56,685	-	-	-	-
	156,525	147,548	-	-	-	-

The Company's rent expense for the office spaces was $130,446 for the year ending December 31, 2006.

Note 6 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

At December 31, 2006, the Company had net capital of $782,854 which was $560,594 in excess of its required net capital of $222,260. The Company's ratio of aggregate indebtedness to net capital was 4.26 to 1.

At December 31, 2005, the Company had net capital of $381,245 which was $161,104 in excess of its required net capital of $220,141. The Company's ratio of aggregate indebtedness to net capital was 8.61 to 1.

SUPPLEMENTAL INFORMATION
OMNI BROKERAGE, INC.
COMPUTATION AND RECONCILIATION OF NET CAPITAL
DECEMBER 31, 2006

Total stockholder's equity	$	1,460,250
Less non-allowable assets:		
Receivables from non-customers		(389,523)
Commissions receivable in excess of related commissions payable		(79,585)
Office equipment, net of accumulated depreciation		(234,872)
Haircuts on securities		(213)
Cash in "Central Registration Depository" account		(7,803)
Other assets		(5,440)
Add non-allowable liabilities:		
Deferred tax liability		40,040
Net Capital		782,854
Net capital per Focus report dated December 31, 2006		730,946
Difference	$	51,908
Reconciliation of difference between net capital and net capital per focus report dated December 31, 2006		
Non-allowable liability not deducted from Aggregate Indebtedness:		
Deferred tax liability	$	40,040
Audit adjustments:		
Adjust provision for income taxes		11,868
	$	51,908
Aggregate Indebtedness		
Total liabilities	$	3,373,938
Less non-allowable liabilities:		
Deferred tax liability		(40,040)
Net liabilities	$	3,333,898
Computation of Basic Net Capital Requirement		
Net capital	$	782,854
Minimum net capital required		222,260
Excess Net Capital	$	560,594
Ratio of Aggregate Indebtedness to Net Capital		4.26 to 1
Ratio of Aggregate Indebtedness to Net Capital per the Focus Report		4.63 to 1
Difference		(0.37)

HANSEN, BARNETT & MAXWELL, P.C.
A Professional Corporation
CERTIFIED PUBLIC ACCOUNTANTS
5 Triad Center, Suite 750
Salt Lake City, UT 84180-1128
Phone: (801) 532-2200
Fax: (801) 532-7944
www.hbmcpas.com

Registered with the Public Company
Accounting Oversight Board


an independent member of
BAKER TILLY
INTERNATIONAL

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS' SUPPLEMENTAL REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Shareholder and Board of Directors
OMNI Brokerage, Inc.
South Jordan, Utah

In planning and performing our audit of the financial statements and supplemental schedules of OMNI Brokerage, Inc. (the Company), for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to

achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hansen, Barnett & Maxwell, P.C.

HANSEN, BARNETT & MAXWELL, P.C.

Salt Lake City, Utah
February 22, 2007

END